SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Great Wolf Resorts, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

391523107

(CUSIP Number)

Hovde Capital Advisors LLC

1826 Jefferson Place, N.W.

Washington, D.C. 20036

Attn: Richard J. Perry, Jr., Esq.

(202) 822-8117

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 27, 2009

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: 391523107

1.	Names of reporting persons:	Eric D. Hovde

2.	Check the appropriate box if a member of a group (see instructions): (a) ☒, (b) ☐

3.	SEC Use Only:

4.	Source of funds (see instructions):	N/A

5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or place of organization: Citizenship - United States of America

Number of shares beneficially owned by each reporting person with:

7.	Sole voting power: 0 Shares

8.	Shared voting power: 0 Shares

9.	Sole dispositive power: 0 Shares

10.	Shared dispositive power: 0 Shares

11.	Aggregate amount beneficially owned by each reporting person: 0 Shares

12.	Check if the aggregate amount in row (11) excludes certain shares (see instructions): ☒ FN1

13.	Percent of class represented by amount in row (11): 0.0%

14.	Type of reporting person (see instructions): IN (Individual)

CUSIP No: 391523107

1.	Names of reporting persons:	Richard J. Perry, Jr.

2.	Check the appropriate box if a member of a group (see instructions): (a) ☒, (b) ☐

3.	SEC Use Only:

4.	Source of funds (see instructions):	N/A

5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or place of organization: Citizenship - United States of America

Number of shares beneficially owned by each reporting person with:

7.	Sole voting power: 0 Shares

8.	Shared voting power: 0 Shares

9.	Sole dispositive power: 0 Shares

10.	Shared dispositive power: 0 Shares

11.	Aggregate amount beneficially owned by each reporting person: 0 Shares

12.	Check if the aggregate amount in row (11) excludes certain shares (see instructions): ☒ FN1

13.	Percent of class represented by amount in row (11): 0.0%

14.	Type of reporting person (see instructions): IN (Individual)

CUSIP No: 391523107

1.	Names of reporting persons:	Steven D. Hovde

2.	Check the appropriate box if a member of a group (see instructions): (a) ☒, (b) ☐

3.	SEC Use Only:

4.	Source of funds (see instructions):	PF

5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or place of organization: Citizenship - United States of America

Number of shares beneficially owned by each reporting person with:

7.	Sole voting power: 121,568 Shares

8.	Shared voting power: 0 Shares

9.	Sole dispositive power: 121,568 Shares

10.	Shared dispositive power: 0 Shares

11.	Aggregate amount beneficially owned by each reporting person: 121,568 Shares

12.	Check if the aggregate amount in row (11) excludes certain shares (see instructions): ☒ FN1

13.	Percent of class represented by amount in row (11): 0.4%

14.	Type of reporting person (see instructions): IN (Individual)

CUSIP No: 391523107

1.	Names of reporting persons:	Hovde Capital Advisors LLC

2.	Check the appropriate box if a member of a group (see instructions): (a) ☒, (b) ☐

3.	SEC Use Only:

4.	Source of funds (see instructions):	N/A

5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or place of organization: Place of Organization – State of Delaware

Number of shares beneficially owned by each reporting person with:

7.	Sole voting power: 0 Shares

8.	Shared voting power: 0 Shares

9.	Sole dispositive power: 0 Shares

10.	Shared dispositive power: 0 Shares

11.	Aggregate amount beneficially owned by each reporting person: 0 Shares

12.	Check if the aggregate amount in row (11) excludes certain shares (see instructions): ☒ FN1

13.	Percent of class represented by amount in row (11): 0.0%

14.	Type of reporting person (see instructions): IA (Investment Advisor)

CUSIP No: 391523107

1.	Names of reporting persons:	Financial Institution Partners, L.P.

2.	Check the appropriate box if a member of a group (see instructions): (a) ☒, (b) ☐

3.	SEC Use Only:

4.	Source of funds (see instructions):	N/A

5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or place of organization: Place of Organization – State of Delaware

Number of shares beneficially owned by each reporting person with:

7.	Sole voting power: 0 Shares

8.	Shared voting power: 0 Shares

9.	Sole dispositive power: 0 Shares

10.	Shared dispositive power: 0 Shares

11.	Aggregate amount beneficially owned by each reporting person: 0 Shares

12.	Check if the aggregate amount in row (11) excludes certain shares (see instructions): ☒ FN1

13.	Percent of class represented by amount in row (11): 0.0%

14.	Type of reporting person (see instructions): PN (Partnership)

CUSIP No: 391523107

1.	Names of reporting persons:	Financial Institution Partners, Ltd.

2.	Check the appropriate box if a member of a group (see instructions): (a) ☒, (b) ☐

3.	SEC Use Only:

4.	Source of funds (see instructions):	N/A

5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or place of organization: Place of Organization – Cayman Islands, BWI

Number of shares beneficially owned by each reporting person with:

7.	Sole voting power: 0 Shares

8.	Shared voting power: 0 Shares

9.	Sole dispositive power: 0 Shares

10.	Shared dispositive power: 0 Shares

11.	Aggregate amount beneficially owned by each reporting person: 0 Shares

12.	Check if the aggregate amount in row (11) excludes certain shares (see instructions): ☒ FN1

13.	Percent of class represented by amount in row (11): 0.0%

14.	Type of reporting person (see instructions): CO (Corporation)

CUSIP No: 391523107

1.	Names of reporting persons:	Financial Institution Partners III, L.P.

2.	Check the appropriate box if a member of a group (see instructions): (a) ☒, (b) ☐

3.	SEC Use Only:

4.	Source of funds (see instructions):	N/A

5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or place of organization: Place of Organization – State of Delaware

Number of shares beneficially owned by each reporting person with:

7.	Sole voting power: 0 Shares

8.	Shared voting power: 0 Shares

9.	Sole dispositive power: 0 Shares

10.	Shared dispositive power: 0 Shares

11.	Aggregate amount beneficially owned by each reporting person: 0 Shares

12.	Check if the aggregate amount in row (11) excludes certain shares (see instructions): ☒ FN1

13.	Percent of class represented by amount in row (11): 0.0%

14.	Type of reporting person (see instructions): PN (Partnership)

CUSIP No: 391523107

1.	Names of reporting persons:	Financial Institution Partners IV, L.P.

2.	Check the appropriate box if a member of a group (see instructions): (a) ☒, (b) ☐

3.	SEC Use Only:

4.	Source of funds (see instructions):	N/A

5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or place of organization: Place of Organization – State of Delaware

Number of shares beneficially owned by each reporting person with:

7.	Sole voting power: 0 Shares

8.	Shared voting power: 0 Shares

9.	Sole dispositive power: 0 Shares

10.	Shared dispositive power: 0 Shares

11.	Aggregate amount beneficially owned by each reporting person: 0 Shares

12.	Check if the aggregate amount in row (11) excludes certain shares (see instructions): ☒ FN1

13.	Percent of class represented by amount in row (11): 0.0%

14.	Type of reporting person (see instructions): PN (Partnership)

FN 1. This Amendment No. 7 (“Amendment No. 7”) to the Schedule 13D is being filed by the Reporting Persons (as defined below) with respect to 121,568 shares (the “Reported Shares”) of common stock of Great Wolf Resorts, Inc., par value $0.01 (the “Shares”), which constitutes approximately 0.4% of the issued and outstanding Shares. For purposes hereof, the term “Reporting Persons” means Eric D. Hovde, a citizen of the United States (“EDH”), Richard J. Perry, Jr., a citizen of the United States (“RJP”), Steven D. Hovde, a citizen of the United States (“SDH”), Hovde Capital Advisors LLC, a Delaware limited liability company (the “Investment Manager”), Financial Institution Partners, L.P., a Delaware limited partnership (“FIP LP”), Financial Institution Partners, Ltd., a Cayman Islands exempted company (“FIP LTD”), Financial Institution Partners III, L.P., a Delaware limited partnership (“FIP III”), and Financial Institution Partners IV, L.P., a Delaware limited partnership (“FIP IV”). EDH and RJP are the managing members of the Investment Manager, each of the General Partners of FIP LP, FIP III, and FIP IV, and the Management Company of FIP LTD. The Investment Manager provides investment management services to FIP LP, FIP LTD, FIP III and FIP IV. In addition, EDH, SDH, and RJP are trustees of the Eric D. and Steven D. Hovde Foundation, an irrevocable trust (the “Foundation”), and EDH and SDH are trustees of the Hovde Financial, Inc. Profit Sharing Plan and Trust, an employee benefits plan (the “Plan”). Further, RJP is the trustee of each of the Britta Ann Hovde Trust, an irrevocable trust (“BAHT”), and the Carlin Christine Tucker Trust, an irrevocable trust (“CCTT”). The Investment Manger is also the investment manger to a separate account (the “SMA”).

The direct beneficial owners of the Reported Shares are as follows:

SDH: 121,568 Shares.

Certain of the Reporting Persons disclaim, and have not reported in Item 12 of the cover pages of this Amendment No. 7, beneficial ownership over the Reported Shares as follows: Each of FIP LP, FIP LTD, FIP III, FIP IV, Investment Manager, the Foundation, the Plan, BAHT, CCTT, EDH, and RJP disclaims beneficial ownership over all of the Reported Shares, which are directly owned by SDH.

The filing of this Amendment No. 7 shall not be deemed an admission of beneficial ownership of such Reported Shares for any purpose.

Introduction

This Amendment No. 7 amends, by restating Items 4, 5, and 7, the Schedule 13D filed by Eric D. Hovde on October 9, 2007, which was subsequently amended on January 22, 2008, February 4, 2008,  March 13, 2008,  November 3, 2008 and April 28, 2009 (as amended, the “Schedule 13D”), with respect to shares of common stock of Great Wolf Resorts, Inc. (the “Issuer”), par value $0.01 per share (the “Shares”). The Schedule 13D is being amended and restated to, among other things, reflect changes in the number of Shares beneficially owned by the Reporting Persons and to report that the Reporting Persons have ceased to be the beneficial owners of more than five percent of the issued and outstanding Shares of the Issuer. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Schedule 13D.

Item 4. Purpose of Transaction

This Amendment No. 7 is being filed to report the fact that as of May 27, 2009, the Reporting Persons sold Shares of the Issuer and ceased to be the beneficial owner of more than five percent of the issued and outstanding Shares of the Issuer.

Item 5. Interest in Securities of the Issuer.

(a)           SDH beneficially owns 121,568 Shares, which represents approximately 0.4% of the issued and outstanding Shares, assuming there are 31,222,105 Shares issued and outstanding as of the date hereof, which amount was reported in the Issuer’s Form 10-Q for the quarterly period ended March 31, 2009. The Reporting Persons other than SDH no longer beneficially own any Shares. The Reporting persons other than SDH disclaim beneficial ownership of the Shares represented herein as owned by SDH.

(b)           See Item 5(a) above.

(c)           Since the most recent filing of the Schedule 13D by the Reporting Persons on April 28, 2009, the following transactions were effected:

(i)            On May 27, 2009, the Reporting Persons listed below sold the number of Shares listed beside its name. All such sales were made in the open market at a per share sale price of $2.90.

1.	EDH sold 63,990 Shares;
2.	FIP LP sold 661,921 Shares;
3.	FIP III sold 285,446 Shares;
4.	FIP IV sold 61,282 Shares.
5.	FIP LTD sold 842,572 Shares;
6.	SMA sold 58,411 Shares;
7.	BAHT sold 2,000 Shares;
8.	CCTT sold 2,000 Shares;
9.	Plan sold 8,825 Shares; and
10.	Foundation sold 19,315 Shares.

(d)          No persons (other than the Reporting Person directly owning such Shares) are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reported Shares.

(e)            As of May 27, 2009, the Reporting Persons ceased to be the beneficial owners of more than five percent of the issued and outstanding Shares.

Each of the Reporting Persons disclaims beneficial ownership of Shares beneficially owned by SDH.

Item 7. Material to be Filed as Exhibits.

Exhibit A – Joint Filing Agreement, dated May 29, 2009.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 29, 2009	ERIC D. HOVDE

Signed: /s/ Eric D. Hovde

RICHARD J. PERRY, JR.

Signed: /s/ Richard J. Perry, Jr.
STEVEN D. HOVDE

Signed: /s/ Steven D. Hovde

HOVDE CAPITAL ADVISORS LLC

Signed: /s/ Eric D. Hovde
Title: Managing Member

FINANCIAL INSTITUTION PARTNERS, L.P.

By: Hovde Capital I, LLC
Its: General Partner

Signed:/s/ Eric D. Hovde
Title: Managing Member

FINANCIAL INSTITUTION PARTNERS, LTD.

Signed: /s/ Eric D. Hovde
Title: Director

FINANCIAL INSTITUTION PARTNERS III, L.P.

By: Hovde Capital, Ltd.
Its: General Partner

Signed: /s/ Eric D. Hovde
Title: Managing Member

FINANCIAL INSTITUTION PARTNERS IV, L.P.

By: Hovde Capital Limited IV LLC
Its: General Partner

Signed: /s/ Eric D. Hovde
Title: Managing Member

Exhibit A

JOINT FILING AGREEMENT

This Joint Filing Agreement, dated as of May 29, 2009, is by and among Eric D. Hovde, a citizen of the United States; Richard J. Perry, Jr., a citizen of the United States; Steven D. Hovde, a citizen of the United States; Hovde Capital Advisors LLC, a Delaware limited liability company; Financial Institution Partners, L.P., a Delaware limited partnership; Financial Institution Partners, Ltd, a Cayman Islands exempted company; Financial Institution Partners III, L.P., a Delaware limited partnership; and Financial Institution Partners IV, L.P., a Delaware limited partnership (the foregoing are collectively referred to herein as the “Hovde Filers”).

Each of the Hovde Filers may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13G and/or 13D with respect to shares of common stock, $0.01 par value per share, of Great Wolf Resorts, Inc. beneficially owned by them from time to time. Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the Hovde Filers hereby agree to file a single statement on Schedule 13G and/or 13D (and any amendments thereto) on behalf of each of such parties, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule. This Joint Filing Agreement may be terminated by any of the Hovde Filers upon two business days’ prior written notice (or such lesser period of notice as the Hovde Filers may mutually agree) to the other parties hereto.

Executed and delivered as of the date first above written.

ERIC D. HOVDE

Signed: /s/ Eric D. Hovde

RICHARD J. PERRY, JR.

Signed: /s/ Richard J. Perry, Jr.
STEVEN D. HOVDE

Signed: /s/ Steven D. Hovde

HOVDE CAPITAL ADVISORS LLC

Signed: /s/ Eric D. Hovde
Title: Managing Member

FINANCIAL INSTITUTION PARTNERS, L.P.

By: Hovde Capital I, LLC
Its: General Partner

Signed:/s/ Eric D. Hovde
Title: Managing Member

FINANCIAL INSTITUTION PARTNERS, LTD.

Signed: /s/ Eric D. Hovde
Title: Director

FINANCIAL INSTITUTION PARTNERS III, L.P.

By: Hovde Capital, Ltd.
Its: General Partner

Signed: /s/ Eric D. Hovde
Title: Managing Member

FINANCIAL INSTITUTION PARTNERS IV, L.P.

By: Hovde Capital Limited IV LLC
Its: General Partner

Signed: /s/ Eric D. Hovde
Title: Managing Member